SEC~~~~~~~~~~~~~13025473~~~~~~~~~~~~~SION



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 67593

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/12___ AND ENDING___12/31/12___

~~~~~~~~~~~~~~~~~~~~~~~~~~~~~MM/DD/YY~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Liberty Tree Advisors, LLC

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

24 Liberty Street
~~~~~~~~~~~~~~~~~~~~~~~~~~(No. and Street)

Acton	MA	01720
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
~~~~~~~~~~~~~~~~~~~~~~~David K. Stone~~~~~~~~~~~~~~~~~~~~~~~~978-263-3051
~~~~~~(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, Jr., C.P.A
~~~~~~~~~~~~~~~~~~~(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, Suite 508 West	Southfield	Michigan	48075
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __David K. Stone_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Liberty Tree Advisors, LLC_____ , as

of __December 31_____ , 20 _12_____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____N/A_____

_____

_____
Signature

Managing Director_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIBERTY TREE ADVISORS, LLC
December 31, 2012

Contents

United States Securities and Exchange Commission's

Independent Accountants' Report..1

Financial Statements

Independent Accountants' Report on Supplementary Information..........................8

Supplementary Information

Independent Accountants' Supplementary Report on Internal Control........................16

SIPC Reconciliation..18

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

February 25, 2013

Board of Directors
Liberty Tree Advisors, LLC
25 Liberty Street
Acton, MA 01720-3504

I have audited the accompanying balance sheet of Liberty Tree Advisors, LLC, as of December 31, 2012, and the related statements of income, retained earnings, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Liberty Tree Advisors, LLC as of December 31, 2012, and the results of its operations, retained earnings, changes in stockholders equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules of computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, exemptive provisions under rule 15c3-3, statement of changes in liabilities subordinated to the claims of general creditors, and the reconciliation of the computation of net capital under rule 15c3-1, are presented for additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Further, there were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part IIA of the Focus report required under Rule 15c3-1.

Edward Richardson Jr., CPA

1

Liberty Tree Advisors, LLC
BALANCE SHEET
As of December 31, 2012

ASSETS

CURRENT ASSETS

Cash In Bank	$	209,212.22
Investments		32,993.00
Accounts Receivable		50,055.50
Prepaid Expenses		16,654.14
Total Current Assets		308,914.86

PROPERTY AND EQUIPMENT

Equipment	6,124.59
Less: Accumulated Depreciation	(5,376.93)
Net Property and Equipment	747.66

TOTAL ASSETS	$	309,662.52

The footnotes are an integral part of the financial statements.

2

Liberty Tree Advisors, LLC
BALANCE SHEET
As of December 31, 2012

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES
Accrued Liabilities $ 9,250.00

Total Current Liabilities   9,250.00

LONG-TERM LIABILITIES

Total Liabilities   9,250.00

STOCKHOLDERS' EQUITY
100,000 share authorized, 1,000 shares
issued and outstanding
Retained Earnings   300,412.52

Total Stockholders' Equity   300,412.52

**TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY** $ 309,662.52

Liberty Tree Advisors, LLC
STATEMENT OF INCOME

12 Months Ended
December 31, 2012

Revenues

Commissions Earned	$	824,985.00
Total Revenues		824,985.00

Operating Expenses

Floor brokerage, exchange, and c	20,425.50
Communications and data proces	1,418.86
Other expenses	645,161.74
Total Operating Expenses	667,006.10
Operating Income (Loss)	157,978.90

Other Income

Interest Income	336.76
Total Other Income (Loss)	336.76
Net Income (Loss)	$ 158,315.66

Liberty Tree Advisors, LLC
STATEMENT OF RETAINED EARNINGS

	12 Months Ended **December 31, 2012**
Beginning of Period	$ 237,097.00
Plus: Net Income	$ 158,315.66
Plus: Prior Period Adjustment	$ (0.14)
Less: Distributions	-95,000.00
RETAINED EARNINGS **END OF PERIOD**	$ 300,412.52

The footnotes are an integral part of the financial statements.

5

Liberty Tree Advisors, LLC
STATEMENT OF CASH FLOWS
For the 12 months Ended December 31, 2012

<u>2012</u>

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income (Loss)	$ 158,315.66
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Prior Period Adjustment	0.16
Depreciation and Amortization	902.04
Losses (Gains) on sales of Fixed Assets	0.00
Decrease (Increase) in Operating Assets:	
Accounts Receivable	(13,542.50)
Other	(4,699.14)
Increase (Decrease) in Operating Liabilities:	
Accrued Liabilities	8,750.00
Total Adjustments	(8,589.44)
Net Cash Provided By (Used in) Operating Activities	149,726.22

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds From Sale of Fixed Assets	0.00
Net Cash Provided By (Used In) Investing Activities	0.00

CASH FLOWS FROM FINANCING ACTIVITIES

Distributions	(95,000.00)
Proceeds From Sale of Stock	0.00
Treasury Stock	0.00
Net Cash Provided By (Used In) Financing Activities	(95,000.00)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	54,726.22
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	154,486.00
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 209,212.22

The footnotes are an integral part of the financial statements.

6

LIBERTY TREE ADVISORS, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2012

	Contributed Capital	Accumulated Income	Total Member's Equity
Balance at January 1, 2012	$ -	$ 237,097	$ 237,097
Net Income for the year ended December 31, 2012	-	158,316	158,316
Member Contributions	-	-	-
Member Distributions	-	(95,000)	(95,000)
Prior Period Adjustment	-	-	-
Balance at December 31, 2012	$ -	$ 300,413	$ 300,413

The footnotes an are integral part of the financial statements.

7

LIBERTY TREE ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Liberty Tree Advisors, LLC (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Liberty Tree Advisors, LLC (the "Company") was organized on February 22, 2006 under the laws of the State of Massachusetts as a Limited Liability Company. David K. Stone is Company's sole member.
The Company's is a registration as a broker-dealer with the Securities and Exchange Commission ("SEC") and as a member of the Financial Industry Regulatory Authority ("FINRA") was approved on August 8, 2007. The Company provides business consulting, private placement and other investment banking services for its clients in Massachusetts and elsewhere in the United States.

Description of Business

The Company is engaged in business as a securities broker – dealer for private placements of securities, acting as a placement agent and as an intermediary between buyers and sellers of private equity funds in the secondary market.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the service is rendered.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2012, the Company did not have any components of comprehensive income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations

The company has revenue concentrations; the firm specializes in sales of municipal and corporate debt securities underwriting, U.S. government municipal and corporate debt securities.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.
There were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

LIBERTY TREE ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exceptive provisions of SEC Rule 15c-3-3(k)(ii).

NOTE D – RENT

The amount of rent for December 31, 2012 was $8,400.00

NOTE E - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 25, 2013, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary Information

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2012

Liberty Tree Advisors, LLC.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2012

Computation of Net Capital

Total Stockholder's equity:		$ 300,412.52
Nonallowable assets:		
Prepaid Expenses	16,654.14	
Property and equipment	748.00	
Accounts receivable – other	50,055.86	(67,458.00)
Other Securities	32,993.00	
Exempted Securities	0.00	
Other Charges	0.00	
Haircuts	0.00	
Undue Concentration	0.00	(32,993.00)
Net allowable capital		$ 199,961.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 616.98
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 194,961.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 9,250.00
Percentage of aggregate indebtedness to net capital	4.63%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2012	$ 199,897.00
Adjustments:	
Change in Equity (Adjustments)	(1,001.00)
Change in Non-Allowable Assets	1,000.00
Change in Haircuts	65.00
Change in Undue Concentration	(0.00)
NCC per Audit	199,961.00
Reconciled Difference	$ (0.00)

Liberty Tree Advisors, LLC.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2012

<u>Exemptive Provisions Rule 15c3-3</u>

The Company operates under an exemption pursuant to exceptive provision under Rule 15c3-3 (k)(2)(i) – limited business.

<u>Statement of Changes in Liabilities Subordinated to the Claims of General Creditors</u>

Balance of such claims at January 1, 2012	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2012	$ -

REPORT ON INTERNAL CONTROL

For the year ended December 31, 2012

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 25, 2013

Board of Directors
Liberty Tree Advisors, LLC.
24 Liberty Street
Acton, MA 01720

In planning and performing my audit of the financial statements and supplemental schedules of
Liberty Tree Advisors, LLC. for the year ended December 31, 2012, I considered its internal
control, in order to determine my auditing procedures for the purpose of expressing my opinion
on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have
made a study of the practices and procedures followed by the company, including tests of such
practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in
making the periodic computations of aggregate indebtedness and net capital under rule 17a-
3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because
the Company does not carry securities accounts for customers or perform custodial functions
relating to customer securities, I did not review the practices and procedures followed by the
Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of
   Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control,
and the practices and procedures referred to the preceding paragraphs. In fulfilling this
responsibility, estimates and judgments by management are required to assess the expected
benefits and related costs of controls, and of the practices and procedures referred to in the
preceding paragraphs and to assess whether those practices and procedures can be expected to
achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the
practices and procedures are to provide management with reasonable, but not absolute assurance,
that assets for which the Company has responsibility are safeguarded against loss from
unauthorized use of disposition, and that transactions are executed in accordance with
management's authorization and recorded properly to permit the preparation of financial
statements in accordance with accounting principles generally accepted in the United States. Rule
17a-5(g) lists additional objectives of the practices and procedures listed in the preceding
paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to
above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following condition that I consider to be a material weakness as defined above.

> Only one person is responsible for all accounting and reporting functions. Accordingly, there is no segregation of duties. Due to the size of the Company, management does not feel it is cost-effective to change this condition.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at January 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Edward Richardson, Jr., CPA

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended March 31, 2012

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

To the Members of
Liberty Tree Advisors, LLC
25 Liberty Street
Acton, MA 01720-3504

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2012 to December 31, 2012, which were agreed to by Liberty Tree Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Liberty Tree Advisors, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Silicon Valley Securities, Inc.'s management is responsible for Liberty Tree Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $538.00 and $1,053.00 respectively.

2. Compared audited Total Revenue for the period of January 01, 2012 through the December 31, 2012 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Liberty Tree Advisors, LLC has a $0.38 balance.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I

See accountant's audit report

performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr

May 27, 2012